FILE No.
82-4749

03 NOV 12 AM 7:21

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

October 31, 2003

[redacted]

03037313

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated October 31, 2003

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B O'Neill
Barb O'Neill

dlw 11/14

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE OCTOBER 31, 2003

News Release: **03-08**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

SOUTH VOISEY BAY PROJECT UPDATE

Northern Abitibi Mining Corp. has been provided with the following update on the 2003 South Voisey Bay Project drill program from Donner Minerals Ltd.:

"A total of three holes, totalling 1,275 metres, were drilled in the North Gabbro to test high conductance EM targets coincident with an east-west gravity anomaly.

SVB-03-144 was drilled on the Donner - Northern Abitibi joint venture property to a depth of 170 metres. Drilling intersected gabbro from 3 metres to a depth of 128 metres. The base of the gabbro was mineralized with a 0.23 metre interval of semi-massive to massive sulphides with trace chalcopyrite. The 0.23 metre interval assayed 1.22% nickel, 0.31% copper, 0.17% cobalt, and 28.60% sulphur. The nickel tenor is 1.65%.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets. No new drill targets were identified in this area and Falconbridge has advised the Company that it does not intend to carry out any additional drilling this season.

The 2003 program was carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge has spent approximately $4.8 million to date on the project and has met the requirements up to the end of 2003 to maintain its option."

"James Devonshire"

James Devonshire
President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE OCTOBER 31, 2003

News Release: **03-08**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

SOUTH VOISEY BAY PROJECT UPDATE

Northern Abitibi Mining Corp. has been provided with the following update on the 2003 South Voisey Bay Project drill program from Donner Minerals Ltd.:

"A total of three holes, totalling 1,275 metres, were drilled in the North Gabbro to test high conductance EM targets coincident with an east-west gravity anomaly.

SVB-03-144 was drilled on the Donner - Northern Abitibi joint venture property to a depth of 170 metres. Drilling intersected gabbro from 3 metres to a depth of 128 metres. The base of the gabbro was mineralized with a 0.23 metre interval of semi-massive to massive sulphides with trace chalcopyrite. The 0.23 metre interval assayed 1.22% nickel, 0.31% copper, 0.17% cobalt, and 28.60% sulphur. The nickel tenor is 1.65%.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets. No new drill targets were identified in this area and Falconbridge has advised the Company that it does not intend to carry out any additional drilling this season.

The 2003 program was carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge has spent approximately $4.8 million to date on the project and has met the requirements up to the end of 2003 to maintain its option."

"James Devonshire"

James Devonshire
President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE OCTOBER 31, 2003

News Release: **03-08**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

SOUTH VOISEY BAY PROJECT UPDATE

Northern Abitibi Mining Corp. has been provided with the following update on the 2003 South Voisey Bay Project drill program from Donner Minerals Ltd.:

"A total of three holes, totalling 1,275 metres, were drilled in the North Gabbro to test high conductance EM targets coincident with an east-west gravity anomaly.

SVB-03-144 was drilled on the Donner - Northern Abitibi joint venture property to a depth of 170 metres. Drilling intersected gabbro from 3 metres to a depth of 128 metres. The base of the gabbro was mineralized with a 0.23 metre interval of semi-massive to massive sulphides with trace chalcopyrite. The 0.23 metre interval assayed 1.22% nickel, 0.31% copper, 0.17% cobalt, and 28.60% sulphur. The nickel tenor is 1.65%.

Subsequent to drilling the three holes, three new large loop EM geophysical surveys were carried out in the North Gabbro area to identify additional drill targets. No new drill targets were identified in this area and Falconbridge has advised the Company that it does not intend to carry out any additional drilling this season.

The 2003 program was carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge has spent approximately $4.8 million to date on the project and has met the requirements up to the end of 2003 to maintain its option."

"James Devonshire"

James Devonshire
President/Director